

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

January 25, 2010

R. Scott Horner
Executive Vice President and Chief Financial Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ 08054

> **Re:** **Sterling Banks, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 21, 2010**
> **File No. 333-133649**

Dear Mr. Horner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K – Filed January 21, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements
or a Related Audit Report or Completed Interim Review

1. We note that you intend to file restated financial statements as of and for the periods ended June 30, 2009 and September 30, 2009 in amended Forms 10-Q for the quarters then ended. Please tell us when you will file them.

Mr. R. Scott Horner
Executive Vice President and
Chief Financial Officer
Sterling Banks, Inc.
January 25, 2010
Page 2

2.   We note your disclosure that the non-reliance on the previously issued
        consolidated financial statements as of and for the three and six months ended
        June 30, 2009, and the three and nine months ended September 30, 2009 was the
        result of your intention to amend your call report for the quarter ended June 30,
        2009. Please tell us the following:

        •   The date on which you decided to amend your call report for the
            quarter ended June 30, 2009 and provide us a timeline of significant
            events related to this decision from the date on which you received the
            written exam report from the Federal Reserve Bank of Philadelphia,
            i.e. November 30, 2009, to the date of this conclusion; and

        •   How you determined that the $5 million increase in the allowance as
            of June 30, 2009 would not necessitate an amendment to your call
            report as of September 30, 2009.

3.   When you amend your periodic reports to file your restated financial statements,
        please describe the effect of the restatement on the officers' conclusions regarding
        the effectiveness of the company's disclosure controls and procedures. See Item
        307 of Regulation S-K. If the officers conclude that the disclosure controls and
        procedures were effective, despite the restatement, describe the basis for the
        officers' conclusions.

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

Mr. R. Scott Horner
Executive Vice President and
Chief Financial Officer
Sterling Banks, Inc.
January 25, 2010
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423.

Sincerely,

Amit Pande
Accounting Branch Chief